Exhibit 99.1

22930 Fresenius Medical Register VIF Proof 3 Annual General Meeting of Fresenius Medical Care AG & Co. KGaA Date: May 16, 2023 See Instructions On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual General Meeting of Fresenius Medical Care AG & Co. KGaA to be held May 16, 2023 For ADR Holders of Record as of April 6, 2023 All votes must be received prior to 12:00 p.m. New York City Time May 5, 2023 (the “Cutoff Date”). Copyright © 2023 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain Agenda 1. Presentation of the annual financial statements and consolidated financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the group, the explanatory report by the General Partner on the information pursuant to sections 289a, 315a of the German Commercial Code (Handelsgesetzbuch – HGB) and the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2022; resolution on the adoption of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2022 2. Resolution on the allocation of distributable profit 3. Resolution on the approval of the actions of the General Partner for fiscal year 2022 4. Resolution on the approval of the actions of the Supervisory Board for fiscal year 2022 5. Election of the auditor and group auditor for fiscal year 2023 as well as the auditor for the potential review of the half-year financial report for fiscal year 2023 and other interim financial information 6. Resolution on the approval of the compensation report for fiscal year 2022 7. Resolution on an amendment to Art. 14 of the Articles of Association to include an authorization of the General Partner to provide for the holding of virtual General Meetings 22930 Fresenius Medical Register VIF.indd 1 3/28/2023 4:24:37 PM

22930 Fresenius Medical Register VIF Proof 3 FRESENIUS MEDICAL CARE AG & Co. KGaA Instructions to The Bank of New York Mellon, as Depositary Bank Must be received prior to 12:00 p.m. New York City time on May 5, 2023 (the “Cutoff Date”) The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary Bank, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary Bank as of the close of business on April 6, 2023, at the Annual General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 16, 2023, in respect of the agenda items specified in the invitation to the Annual General Meeting. NOTES: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares, other than in accordance with instructions given by owners and received by the Depositary, save as provided in 3 below. 3. If no instructions are received by the Depositary from an Owner with respect to a matter on or before the Cutoff Date and the Depositary has received a written confirmation from the Company by the business day following the Cutoff Date that (x) the Company reasonably does not know of any substantial opposition to the matter and (y) the matter is not materially adverse to the interests of shareholders, then the Depositary shall deem that Owner to have instructed the Depositary to give a proxy to a person designated by the Company to vote the number of deposited shares represented by that number of American Depositary Shares as to that matter as proposed and therefore recommended by the Management Board of the Company’s General Partner or the Company’s Supervisory Board; or, if no written confirmation has been provided to abstain from voting as to that number of deposited Shares and that matter. In order to protect the environment and better meet the changing user behavior of investors, the Company has decided to reduce the amount of paper used for this event to the extent possible. Therefore, please find below the web link to access the invitation to the Annual General Meeting and the additional documents: https://www.freseniusmedicalcare.com/en/agm/ A printed copy of the invitation to the Annual General Meeting and the additional documents may be obtained from Bank of New York Mellon, as Depositary Bank free of charge upon request. If you do not have access to the internet and would like to obtain a hard copy, please write to: Proxy Services Corp 10 Drew Court - Suite #3 Ronkonkoma, NY 11779 You may also inquire a hard copy of the materials by calling the toll free number 1-800-555-2470. PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. Box 8016 CARY, NC 27512-9903 22930 Fresenius Medical Register VIF.indd 2 3/28/2023 4:24:38 PM